Press Release SR #03-06

January 13, 2006

PRIVATE PLACEMENT UNIT FINANCING

Sutcliffe Resources Ltd. (the “Company”) announces a private placement of 2,527,500 units at $0.55 per unit to raise $1,390,125. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the warrant holder to purchase an additional share at $0.75 per share for a period of two years from closing.

The funds raised will be used for general corporate purposes.

Finders fees will be paid, where applicable, commensurate with TSX Venture Exchange policies.

The Company is also proposing to grant options to acquire a total of 1,250,000 shares at an exercise price of $0.60 per share to directors, officers and consultants. These options will be granted according to the terms of the Stock Option Plan approved by disinterested shareholders at the last general meeting of the Company held on December 17, 2004.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

     The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

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